EXHIBIT 8.1
LIST OF SUBSIDIARIES
SUBSIDIARY NAME
JURISDICTION OF INCORPORATION
West Witwatersrand Gold Holdings Limited South Africa
Crown Consolidated Gold Recoveries Limited South Africa
DRDGOLD South African Operations (Pty) Limited South Africa
Blyvooruitzicht Gold Mining Company Limited South Africa
Crown Gold Recoveries (Pty) Limited South Africa
East Rand Proprietary Mines Limited South Africa
DRD International Aps (Pty) Limited Denmark
Dome Resources NL Australia
DRD Australasia (Pty) Limited Australia
DRD Australia APS Denmark
DRD (Offshore) Limited Isle of Man